Exhibit 99.1

OceanaGold Releases 2025 Sustainability Report

(All financial figures in United States dollars unless otherwise stated)

VANCOUVER, BC, April 29, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") is pleased to publish its annual Sustainability Report for the year ended December 31, 2025. The report outlines OceanaGold's sustainability performance and progress across safety, health, people and culture, community and social performance, environment, tailings management, and climate.

Gerard Bond, President and Chief Executive Officer of OceanaGold, said "In 2025 we delivered another year of meaningful progress across our sustainability priorities, while continuing to safely and responsibly deliver gold production. Embedding sustainability into how we operate is fundamental to creating and protecting value for all stakeholders. Significant improvements in our safety performance, strong community and economic contributions, and progress on decarbonization reflect the focus and commitment of our teams across the business."

2025 Sustainability Performance Highlights

•	Maintained MSCI "AA" ESG rating for the third consecutive year
•	No workplace fatalities or life-altering injuries during the year, and a 36% reduction in Total Recordable Injury Frequency Rate compared to 2024
•	Supported local economies and community development, spending $110M with nearly 800 local suppliers while contributing $10M to community projects
•	38% reduction in GHG emissions[1] over the last 3 years, with an aspiration of 30% absolute reduction in Greenhouse Gas emissions by 2030
•	Averaging 60% water re-used or recycled across operating mine sites, and an updated water performance standard and site water management plans for all operating mine sites

The Company appointed David Bickerton as Executive Vice President and Chief Sustainability Officer (CSO) effective April 1, 2026. David brings a deep understanding of OceanaGold's business, culture and Company objectives to this critical role. David joined OceanaGold in 2011 and has held a broad range of roles across the business, most recently as Asset President of Didipio Mine in the Philippines.

1.	OceanaGold sources the equivalent of 100% renewable energy, through the purchase of Renewable Energy Certificates (RECs).

This year is the release of the Company's first annual mandatory IFRS S2 Climate-related Disclosure, which provides information about the Company's approach and annual progress of climate-related governance, strategy, risk management and metrics and targets.

Links to OceanaGold's 2025 sustainability-related reports

•	2025 Sustainability Report
•	2025 Climate-related Disclosure (IFRS S2)
•	2025 Climate Transition Plan
•	2025 Sustainability Data Book
•	2025 Conflict-Free Gold Statement
•	2025 Responsible Gold Mining Principles Conformance Report

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Rebecca Henare, VP, Investor Relations, Tel: +1 604-678-4095, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, VP, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 16:30e 29-APR-26